Exhibit VII

THE MEMBER COUNTRIES

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 31, 2019, the EUR/USD exchange rate as published by the European Central Bank was 1.1234 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland		Latvia	Lithuania	Norway	Sweden
Population
2020	5,822,763	1,328,976	5,525,292	364,134		1,907,675	2,794,090	5,367,580	10,327,589
2019	5,806,081	1,324,820	5,517,919	356,991		1,919,968	2,794,184	5,328,212	10,230,185
2018	5,781,190	1,319,133	5,513,130	348,450		1,934,379	2,808,901	5,295,619	10,120,242
Nominal GDP (EUR millions)
2020	311,726.0	27,166.9	237,467.0	19,022.2		29,334.0	48,929.7	317,884.9	472,260.1
2019	312,747.2	28,112.4	240,261.0	22,182.0		30,420.9	48,808.6	362,242.6	474,550.5
2018	302,361.1	25,937.6	233,696.0	22,207.3		29,142.5	45,491.1	370,294.3	470,673.1
Nominal GDP (EUR per capita)
2020	53,470	20,440	42,940	52,170	(9)	15,430	17,510	59,100	45,610
2019	53,760	21,220	43,510	61,510		15,900	17,470	67,730	46,170
2018	52,190	19,660	42,370	62,960		15,130	16,240	69,710	46,260
Real GDP Growth Rate(1) (in %)
2020	-2.7	-2.9	-2.8	-6.6		-3.6	-0.9	-0.8	-2.8
2019	2.8	5.0	1.3	2.6		2.0	4.3	0.9	1.4
2018	2.2	4.4	1.3	4.7		4.0	3.9	1.1	2.0
Harmonized Consumer Price Index – Inflation Rate(2) (in %)
2020	0.3	-0.6	0.4	1.2		0.1	1.1	1.2	0.7
2019	0.7	2.3	1.1	2.0		2.7	2.2	2.3	1.7
2018	0.7	3.4	1.2	0.7		2.6	2.5	3.0	2.0
Industrial Product Price Index(3) (in %)
2020	-2.7	-2.5	-4.9	n/a		-1.9	-8.9	-10.2	-3.4
2019	-0.7	-0.2	0.4	n/a		1.7	-0.1	-3.6	3.2
2018	4.3	2.6	4.6	n/a		4.4	5.6	14.8	6.6

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Unemployment (in %)
2020	5.6	6.8	7.8	5.5(8)	8.1	8.5	4.4	8.3
2019	5.0	4.4	6.7	3.5	6.3	6.3	3.7	6.8
2018	5.1	5.4	7.4	2.7	7.4	6.2	3.8	6.4(8)
Balance of Payments (4) (5) (EUR millions)
2020	6,501.7	-824.8	3,344.0	137.9	590.0	1,379.5	862.5	5,590.4
2019	7,917.1	253.8	1,947.0	385.5	193.0	951.9	1,453.5	4,384.4
2018	7,231.9	97.2	335.0	77.9	221.0	436.0	4,136.7	3,709.0
Public Finance (6) (EUR millions)
2020	-3,576.6	-1,331.4	-12,924.0	n/a	-1,326.6	-3,598.3	n/a	-14,491.3
2019	11,824.1	21.5	-2,279.0	n/a	-171.7	224.2	n/a	2,801.7
2018	2,089.8	-144	-1,992.0	n/a	-234.0	282.9	n/a	3,857.2
Public Debt (7) (in %)
2020	42.2	18.2	69.2	n/a	43.5	47.3	n/a	39.9
2019	33.3	8.4	59.5	n/a	37.0	35.9	n/a	35.0
2018	34.0	8.2	59.7	n/a	37.1	33.7	n/a	38.9

Source: Eurostat.

n/a	Not available.
(1)	Amounts shown are chain-linked through successive application of the GDP growth rates to the previous year’s prices, with the price figures of 2010 as the reference year.
(2)	Percentage change as compared to previous year.
(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.
(4)	Current account.
(5)	Amounts shown are for Q4.
(6)	Deficit or surplus.
(7)	Public debt as a percentage of GDP.
(8)	Break in time series.
(9)	Estimated

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